Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

January 31, 2019

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Nuveen Core Equity Alpha Fund (the “Registrant” or the “Fund”)

File Nos. 333-228049 and 811-22003

Dear Ms. Bentzinger:

The purpose of this letter and attached exhibit is to respond to comments you provided via telephone on November 29, 2018 to the Fund’s initial registration statement on Form N-2, which was filed on October 30, 2018 for the purpose of registering additional common shares of the Fund. The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2. Any underlined language is to distinguish new language from existing language and is underlined only for this correspondence.

PROSPECTUS

Cover Page

1.	Comment: The Staff noted the following disclosure (emphasis added):

In addition, to seek to enhance the Fund’s risk-adjusted returns through a meaningful reduction in the volatility of the Fund’s returns relative to the returns of the Index over extended periods of time, the Fund, to a limited extent, writes (sells) index call options and call options on customs baskets of securities (the “Option Strategy”).

Please confirm that the underlined portion of this sentence is consistent with the Fund’s policy providing that the notional value of the call options written by the Fund may be up to 50% of the value of the Fund’s Managed Assets.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

Elisabeth Bentzinger

January 31, 2019

Response: The underlined portion of the above-referenced disclosure has been removed.

Prospectus Summary – Equity Portfolio Strategy

2.

Comment: Please add disclosure stating that, for purposes of determining compliance with the Fund’s policy of investing at least 80% of its Assets in the Equity Portfolio under normal market circumstances, the Fund will value eligible derivatives at market value or fair value instead of notional value.

Response: The requested disclosure has been added under “Other Policies.”

3.	Comment: Please add the disclosure in the fourth paragraph of this section to the section entitled “The Fund’s Investments - Investment Objective and Policies.”

Response: The requested disclosure has been added.

Prospectus Summary – Other Policies

4.

Comment: Please disclose in this section that Nuveen Fund Advisors and Nuveen Asset Management may deviate from the Fund’s investment guidelines discussed herein by implementing a hedging strategy using derivatives and other instruments, including options, futures contracts, index futures and total return swaps.

Response: The requested disclosure has been added.

Prospectus Summary – Special Risk Considerations, pages 7-13

5.	Comment: Please add risk disclosure regarding the large-capitalization stocks in which the Fund invests.

Response: The requested disclosure has been added.

Prospectus Summary – Special Risk Considerations, pages 7-13; The Fund’s Investments, pages 20 -31; Risks, pages 31-40

6.	Comment: Please review the disclosure in these sections to ensure an appropriate distinction is made between the Fund’s principal and non-principal investment strategies and risks.

Response: The Registrant has reviewed the disclosure in light of this comment and made the changes as reflected in the attached exhibit.

Use of Leverage, page 31

7.	Comment: Please disclose in this section that the Fund may borrow up to 7.5% of its Managed Assets for cash management purposes.

Elisabeth Bentzinger

January 31, 2019

Response: The requested disclosure has been added.

Risks, pages 31 - 39

8.	Comment: Please disclose that the Fund may engage in active and frequent trading of its portfolio investments and address the related risks of such a strategy.

Response: The requested disclosure has been added.

SAI

Investment Restrictions, pages 1 - 3

9.	Comment: Please include the definition of “majority of the outstanding voting securities.”

Response: The requested disclosure has been added.

10.	Comment: Please add the Fund’s investment objective to the list of fundamental investment restrictions.

Response: The Registrant respectfully declines to make this change. In the section entitled “Investment Objective and Policies” that immediately precedes the “Investment Restrictions” section, the Registrant will make clear that the investment objective is a fundamental policy of the Fund.

11.

Comment: Please add explanatory disclosure stating that, notwithstanding the limitation set forth in subparagraph (4) of this section, both the institution selling the loan and the ultimate borrower would be considered “issuers” for purposes of this concentration policy unless the participation shifts to the Fund the direct debtor-creditor relationship with the borrower.

Response: The requested disclosure has been added.

Proxy Voting Policies, page 40

12.	Comment: Please include the ISS Proxy Voting Guidelines as an appendix to the SAI.

Response: The Guidelines have been added as an appendix to the SAI.

PART C

13.	Comment: Please confirm supplementally that the Registrant will file with the Commission final versions of agreements required to be filed pursuant to Item 25.2 of Form N-2.

Response: The Registrant so confirms.

*************

Elisabeth Bentzinger

January 31, 2019

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak

Kathleen M. Macpeak

cc:	Gifford Zimmerman

Mark Winget

encl.